WOLLMUTH MAHER & DEUTSCH LLP
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NEW YORK, NEW YORK 10110
TELEPHONE (212) 382-3300
FACSIMILE (212) 382-0050

05010546

August 9, 2005

The Office of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Marks & Spencer p.l.c. (File No. 82-1961)
Submission of Information Pursuant to Rule 12g3-2(b)

SUPPL

Ladies and Gentlemen:

On behalf of our client, Marks & Spencer p.l.c. (File No. 82-1961), and pursuant to their exemption under Rule 12g3-2(b), please find enclosed one (1) copy of the following announcement released to the London Stock Exchange:

	Announcement	Issue Date
1.	Notification of Transactions of Directors/Persons Discharging Managerial Responsibility and Connected Persons – Dividend Reinvestment Plan	August 8, 2005

Please acknowledge your receipt of this information by date stamping the second copy of this transmittal letter and its attached copy of each of the above materials and returning it to us in the enclosed stamped, self-addressed envelope.

Very truly yours,

By:
Timothy M. Gladden
Authorized Representative

Enclosures

Issued: 8 August 2005

Notification of Transactions of Directors/Persons Discharging Managerial Responsibility ("PDMRs") and Connected Persons

1. **Dividend Reinvestment Plan**

Marks and Spencer Group plc (the "Company") was informed on 5 August 2005 that the following PDMRs, had acquired, on 29 July 2005, Marks and Spencer Group plc Ordinary Shares of 25p each ("Ordinary Shares") purchased in London at a price of 363.08p each under the Company's Dividend Reinvestment Plan in respect of a dividend paid on 15 July 2005:

Name of PDMR	No. of Shares Acquired
Steve Rowe	14
Guy Farrant	14

2. **Dividend Reinvestment Plan – Additional Information**

As a result of further information received in respect of shares acquired under the Dividend Reinvestment Plan, as announced by the Company on 26 July 2005, the Company notifies that Sally Thompson (wife of Anthony Thompson) acquired 18 (rather than 20, as previously announced) Ordinary Shares purchased in London at a price of 363.08p each under the Company's Dividend Reinvestment Plan in respect of a dividend paid on 15 July 2005.

3. **PDMRs' Holdings**

As a result of further information received in respect of PDMRs' holdings, including those of their Connected Persons, there follows a revision to the shareholdings announced by Marks and Spencer Group plc on 26 July 2005:

Name of PDMR	Total Holding of Ordinary Shares	Total Percentage Holding
Guy Farrant	23,924	De minimis
Fiona Holmes	7,173	De minimis
Graham Oakley	72,532	De minimis
Anthony Thompson	1,281	De minimis
Alastair Tipple	4,566	De minimis
Richard Wolff	40,292	De minimis

Following the notification in 1 above, Steve Rowe's holding is confirmed to be 773 Ordinary Shares.

The above information has been disclosed under DR 3.1.4R(1).

For further information, please contact:

Helen Baker
Tel. 020 8718 2867